Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

August 14, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc.(Stock Code:RDY)

NSE IFSC Ltd.

Dear Sir/Madam,

Sub: Newspaper advertisement

Pursuant to Regulation 47 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation, 2015, please find enclosed copies of newspaper advertisement regarding notice of Postal Ballot and e-voting information as published in Business Standard and Nava Telangana.

This is for your information and records

With regards,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: As above

16 HYDERABAD | WEDNESDAY, 14 AUGUST 2024 Business Standard

GILADA FINANCE AND INVESTMENTS LIMITED

CIN: L65910KA1994PLC015981

Regd. Office: #105 R.R Takt, 37 Bhoopasandra Main Road, Bangalore- 560094 Ph:080-40620000(30 Lines) Fax: 080-40620008; E-mail:md@giladagroup.com, Website: www.giladafinance.com

(Standalone Un-audited Financial Results for the Quarter ended on 30th June, 2024)
[Regulation 47(1) (b) of the SEBI (LODR) Regulations, 2015]

(Rs. in Lakhs)

Sl. No.	Particulars	Quarter Ended 30-Jun-2024 (Un-audited)	Quarter Ended 31-Mar-2024 (Audited)	Quarter Ended 30-Jun-2023 (Un-audited)	Year Ended 31-Mar -2024 (Audited)
1.	Total Income	176.77	173.50	137.75	652.94
2.	Total Expenses	103.93	158.77	79.52	419.40
3.	Profit/ Loss before Tax	72.84	14.72	58.23	233.53
4.	Tax Expenses				
	a) Current tax	18.30	8.00	14.65	63.07
	b) Deferred Tax	-		-	
5.	Profit for the Period	54.54	6.72	43.58	170.46
6.	Equity Share Capital	702.46	702.46	702.46	702.46
7.	Earnings Per Share :				
	1. Basic:	0.39	1.21	0.31	1.21
	2. Diluted:	0.39	1.21	0.31	1.21

Notes:-The above is an extract of the detailed format of un-Audited Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. The full format of the un-Audited Financial Results is available on the websites of the Company at www.giladafinance.com and the Stock Exchange at www.bseindia.com .

For GILADA FINANCE AND INVESTMENTS LTD.
Sd/- (Rajgopal Gilada)
Managing Director (DIN: 00307829)

Place : Bangalore
Date : 13.08.2024

G.S. AUTO INTERNATIONAL LTD.

Regd. Office :G.S.Estate, G.T.Road, Ludhiana-141010 Ph. 0161-2511001-02 (2 Lines),
CIN No.: L34300PB1973PLC003301 www.gsgroupindia.com, E-mail:-info@gsgroupindia.com

Extract of Un-Audited Financial Results for the Quarter ended 30th June, 2024

(₹ in Lacs)

Sl. No.	Particulars	Quarter Ended 30/06/2024 Un-Audited	Quarter Ended 31/03/2024 Audited	Quarter Ended 30/06/2023 Un-Audited	Year Ended 31/03/2024 Audited
1	Total Income from operations (Net)	3827.25	3924.98	3748.10	15106.35
2	Net Profit/(Loss) for the period/year (before tax, exceptional and/ or Extraordinary items)	51.09	22.62	30.15	100.66
3	Net Profit/(Loss) for the period/year before tax (after Exceptional and/or Extraordinary items)	51.09	22.62	30.15	100.66
4	Net Profit/(Loss) for the period /year after Tax (after exceptional and/or Extraordinary items)	43.62	28.96	16.89	69.08
5	Total Comprehensive Income for the period/year [Comprising Profit/(Loss) for the period /year (after tax) and other Comprehensive Income (after tax)	0.00	(3.20)	0.00	(3.20)
6	Equity Share Capital (Face Value Rs. 5/- Each, fully paid up)	725.73	725.73	725.73	725.73
7	Reserves (excluding Revaluation Reserves)	---	---	---	1424.38
8	Earning Per Share (for continuing and discontinued operations) (Face Value Rs.5/- each) (Not Annualised)				
	(i) Basic & Diluted EPS before Extraordinary items.(Rs.)	0.30	0.20	0.12	0.48
	(ii) Basic & Diluted EPS after Extraordinary items.(Rs.)	0.30	0.20	0.12	0.48

Notes:
1 The above is an extract of the detailed format of quarterly financial results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the quarterly financial results are available on the website of the stock exchange, www.bseindia.com and on the Company's website at www.gsgroupindia.com.
2 The above un-audited financial results for the quarter ended June 30, 2024, as reviewed by the Audit Committee of the Board, were approved and taken on record by the Board of Directors at their meeting held on August 13, 2024.The statutory auditors of the Company have carried out the limited review of the results.
4 The Company is operating in One Segment viz "Auto Components"
5 Previous period's/years figures have been regrouped & reclassified, wherever found necessary.

For G.S. Auto International Limited
Sd/-
Jasbir Singh Ryait
Chairman & Jt. Mg. Director
DIN : 00104979

Place : Ludhiana
Date : 13.08.2024

JHS SVENDGAARD RETAIL VENTURES LIMITED

(FORMERLY KNOWN AS JHS SVENDGAARD RETAIL VENTURES PRIVATE LIMITED)
Redg Office : Fifth Floor, Plot No. - 107, Sector-44, Institutional Area, Gurugram, Haryana-122001.
CIN- L52100HR2007PLC093324

EXTRACT OF UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30th JUNE, 2024

(Rs in lacs)

Particulars	Quarter Ended 30th June 2024 Unaudited	Quarter Ended 31st March 2024 Audited	Quarter Ended 30th June 2023 Unaudited	Year Ended 31st March 2023 Audited
Total income from operations	457.41	425.92	405.55	1660.10
Net Profit / (Loss) for the period (before tax, exceptional item and/or extraordinary items)	14.59	14.33	(48.92)	29.08
Net Profit / (Loss) for the period (before tax after exceptional and/or extraordinary items)	14.59	14.33	(48.92)	29.08
Net Profit / (Loss) for the period (after tax exceptional and/or extraordinary items)	9.69	8.86	(44.21)	25.48
Total comprehensive income for the period	9.69	8.86	(44.21)	25.48
Equity Share Capital (Face value of Rs.10/- each)	65.05	65.05	65.05	65.05
Earnings per equity share(of Rs 10 each)				
(a) Basic (Rs)	0.15	0.14	(0.68)	0.39
(b) Diluted (Rs)	0.15	0.14	(0.68)	0.39

Notes:
The above is an extract of the detailed format of Financial Results for the quarter ended 30th June, 2024 as reviewed by Audit Commitee and approved by Board in its meeting dated August 12, 2024 filed with the Stock Exchange under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations,2015 and full format of the Financial Results for the quarter ended 30th June, 2024 are available at the website of the BSE (www.bseindia.com) and NSE (www.nseindia.com) and also on Company's website at www.jhsretail.com.

For and behalf of
JHS Svendgaard Retail Ventures Limited
Sd/-
NIKHIL NANDA
Managing Director
DIN 00051501

Date: August 12, 2024
Place: New Delhi

PVP VENTURES LIMITED

Reg Off: D. No. 2, 9th Floor, KRM Centre, Harrington Road, Chetpet, Chennai-600031;
Web : www.pvpglobal.com; Email: investorrelations@pvpglobal.com; Tel: 044 30285570
CIN: L72300TN1991PLC20122

EXTRACT OF UNAUDITED STANDALONE and CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 30th June, 2024
(as per format of Newspaper Publishing Purpose of Regulation 33 of SEBI Listing Regulations, 2015)

Rs in lacs

Sl. No.	PARTICULARS	STANDALONE Quarter ended 30.06.2024 Unaudited	STANDALONE Quarter ended 30.06.2023 Unaudited	STANDALONE Year ended 31.03.2024 Audited	CONSOLIDATED Quarter ended 30.06.2024 Unaudited	CONSOLIDATED Quarter ended 30.06.2023 Unaudited	CONSOLIDATED Year ended 31.03.2024 Audited
1	Total income from operations (net)	261.05	2.92	753.63	515.41	48.50	1,666.25
2	Net Profit / (Loss) for the period (before tax , exceptional and/ or extra ordinary items)	(184.00)	(381.39)	(878.65)	(270.55)	(395.70)	(1,090.50)
3	Net Profit / (Loss) for the period before tax (after exceptional and/ or extra ordinary items)	(184.00)	(381.39)	2,771.63	(270.55)	(395.70)	6,157.70
4	Net Profit / (Loss) for the period after tax (after exceptional and/ or extraordinary items)	(138.64)	(381.39)	3,239.40	(225.19)	(395.70)	6,653.98
5	Total comprehensive Income for the period (Comprising profit/(loss) for the period (after tax) and ther comprehensive income (after tax))	(156.24)	(381.39)	3,014.10	(242.79)	(395.70)	6,431.42
6	Equity Share Capital (Face value of Rs. 10 each)	26,040.37	24,750.37	26,040.37	26,040.37	24,641.35	26,040.37
7	Earnings Per Share (not annualised) of Rs. 10 each/-						
	Basic	(0.05)	(0.15)	1.28	(0.09)	(0.16)	2.62
	Diluted	(0.05)	(0.15)	1.28	(0.09)	(0.16)	2.62

NOTES :
1 The above results have been reviewed by the Audit Committee at its meeting held on 12th August, 2024 and approved by the Board of Directors at its meeting held on even date. The above quarterly results have also been reviewed by the statutory auditors.
2 The above is an extract of the detailed format of financial results for the quarter ended 30th June, 2024 filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Exchange websites www.bseindia.com and www.nseindia.com on the company's website www.pvpglobal.com.

For and on behalf of the Board of Directors
Sd/-
Prasad V. Potluri
Chairman & Managing Director

Place : Hyderabad
Date : 12 August 2024

ASAHI INDIA GLASS LIMITED

CIN: L26102DL1984PLC019542
Registered Office: A-2/10, 1st Floor, WHS DDA Marble Market, Kirti Nagar, New Delhi – 110 015, **Phone:** (011) 49454900
Corporate Office: 3rd Floor, Tower-D, Global Business Park, Mehrauli-Gurugram Road, Gurugram - 122 002 (Haryana)
Phone: (0124) 4062212-19, **Fax:** (0124) 4062244/88
Email: investorrelations@aisglass.com, **Website:** www.aisglass.com

NOTICE OF 39TH ANNUAL GENERAL MEETING THROUGH VC / OAVM, BOOK CLOSURE AND REMOTE E-VOTING INFORMATION

Notice is hereby given that the **39th (Thirty Ninth) Annual General Meeting (AGM)** of the Company will be held on **Wednesday, the 4th day of September, 2024 at 3:00 P.M. IST through Video Conferencing (VC) / Other Audio Video Visual Means (OAVM)**, in compliance with all the applicable provisions of the Companies Act, 2013 ("the Act") and Rules made thereunder and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("Listing Regulations") read with General Circular No. 14/2020 dated 8th April, 2020, Circular No. 17/2020 dated 13th April, 2020, Circular No. 20/2020 dated 5th May, 2020, Circular No. 02/2022 dated 5th May, 2022, Circular No. 10/2022 dated 28th December, 2022, and Circular No. 09/2023 dated 25th September, 2023 respectively issued by Ministry of Corporate Affairs ("MCA") and Circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated 12th May, 2020, Circular No. SEBI/HO/CFD/CMD2/CIR/P/2021/11 dated 15th January, 2021, Circular No. SEBI/HO/CFD/CMD2/CIR/P/2022/62 dated 13th May, 2022, Circular No. SEBI/HO/CFD/PoD-2/P/CIR/2023/4 dated 5th January, 2023 and Circular No. SEBI/HO/CFD/CFD-PoD-2/P/CIR/2023/167 dated 7th October, 2023 respectively issued by Securities and Exchange Board of India ("SEBI"), to transact the Ordinary and Special Business(es) as detailed in the Notice sent to the Members at their registered email IDs with the Depository Participant(s) and / or RTA together with Audited Financial Statements including Consolidated Financial Statements of the Company for the financial year ended 31st March, 2024.

The final dividend as recommended by the Board of Directors, if declared at the AGM, would be paid to such shareholders whose name appears in Register of Members / Statement of Beneficial Ownership furnished by the Depositories viz. National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on 28th August, 2024. The final dividend, if declared at the AGM, will be paid on or after 10th September, 2024.

The Information and instructions for members attending AGM through VC / OAVM are explained in Note No. 25 of the Notice of AGM. Members attending AGM through VC / OAVM shall be counted for the purpose of reckoning the quorum under Section 103 of the Act.

Pursuant to provisions of Section 108 of the Act, read with Rule 20 of the Companies (Management and Administration) Rules, 2014 read with the Companies (Management and Administration) Amendment Rules, 2015, read with SEBI Circular No. SEBI/HO/CFD/CMD/CIR/P/2020/242 dated 9th December, 2020 and Regulation 44 of Listing Regulations and Secretarial Standard on General Meeting (SS-2) issued by the Institute of Company Secretaries of India, the Company is pleased to provide its Members with facility of "remote e-voting" before the meeting starts (facility to cast vote using an electronic voting system from a place other than venue of a general meeting), through e-voting services provided by CDSL to enable its Members to cast their votes in respect of business(es) to be transacted at the 39th AGM.

Members holding shares either in physical form or in dematerialized form, as on cut-off date of Wednesday, 28th August, 2024 may cast their vote electronically on the Ordinary and Special Business(es) as set out in the Notice of the 39th AGM through electronic voting system of CDSL. The Notice of AGM was sent electronically on 13th August, 2024. The remote e-voting shall commence on Saturday, 31st August, 2024 at 9:00 A.M. IST and shall end on Tuesday, 3rd September, 2024 at 5:00 P.M. IST. The remote e-voting module shall be disabled for voting after 5:00 P.M. IST on 3rd September, 2024 and once the vote is casted by the member, the member shall not be entitled to change it subsequently.

Persons who have acquired shares and have become Member after sending of Notice and holding shares as on cut-off date i.e. 28th August, 2024, may follow the same instructions for e-voting as mentioned in the notice of AGM. Any Member who has exercised his right of vote through remote e-voting will be entitled to attend 39th AGM but will not be entitled to vote again in the meeting.

In accordance with the relevant circulars, the Notice of the 39th AGM and the Annual Report for the financial year 2023-24 comprising Financial Statements, Board's Report, Auditor's Report and other document sent by email to all those members, whose email address are registered with the Depository Participant(s) and / or RTA. The same is also available on the website of the Company www.aisglass.com and on the website of CDSL at www.evotingindia.com. The aforesaid documents are also available on website of Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively. Any Member, who has not registered his / her email ID may register itself at company's email ID investorrelations@aisglass.com atleast 7 days prior to the date of AGM.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. CDSL and NSDL

Login type	Helpdesk details
Individual Shareholders holding securities in Demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at toll free no.:1800 22 55 33.
Individual Shareholders holding securities in Demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at toll free no.: 022 - 4886 7000 and 022 - 2499 7000

It is clarified that for permanent registration of email address, the members are however requested to register their email address, in respect of electronic holdings with the Depository through the concerned Depository Participants and in respect of physical holdings with the Company's Registrar and Share Transfer Agent, Link Intime India Private Limited.

Manner of casting vote(s) through e-voting: The Company is providing remote e-voting facility ("remote e-voting") to all its members to cast their votes on all the resolutions set out in the Notice of AGM. The Company is also providing the facility of voting through e-voting system during the AGM ('e-voting') to those members who could not cast their vote(s) by remote e-voting. The detailed procedure for e-voting before the AGM ("remote e-voting"), as well as during the AGM ('e-voting') and participation in the AGM through VC / OAVM, has been provided in the Notes to the Notice of the AGM.

Members are requested to carefully read all the Notes set out in the Notice of the AGM and in particular, instructions for joining the AGM and manner of casting votes through e-voting.

Registration of Bank Details for physical shareholders:

The Members of the Company holding Equity Shares of the Company in physical form and who have not registered their bank details can get the same registered with Link Intime India Pvt. Ltd. (Email ID : rnt.helpdesk@linkintime.co.in or raise a query on https://liiplweb.linkintime.co.in/rnthelpdesk/Service_Request.html). The members are requested to provide details such as Name, Folio Number, Certificate number, PAN, Email ID along with the copy of the cheque leaf with the first named shareholders name imprinted in the face of the cheque leaf containing bank name and branch, type of account, bank account number, MICR details and IFSC code in PDF or JPEG format. It is very important that the shareholder should submit the request letter duly signed. RTA will verify the documents provided and will only take on records for all valid cases.

Pursuant to provisions of Section 91 of the Act, and Regulation 42 of the Listing Regulations, the Register of Members and the Share Transfer Books of the Company shall remain closed from Thursday, 29th August, 2024 to Wednesday, 4th September, 2024 (both days inclusive) for the purpose of AGM and Dividend, if declared at the AGM.

For **Asahi India Glass Limited**
Sd/-
Gopal Ganatra
Executive Director
General Counsel & Company Secretary
Membership No. F 7090

Date: 13th August, 2024
Place: Gurugram

GP WIND (JANGI) PRIVATE LIMITED

[Regulation 52(8) read with Regulation 52(4) of the SEBI (LODR) Regulations, 2015]
Statement of Unaudited Financial Results for the Quarter ended June 30, 2024

Regd Office:- S2, Lakshmi Nilayam, H.No.326, Begumpeta, 6-3-1186/A/8, Hyderabad-500016, Telangana.
CIN: U40300TG2010PTC070416

SI No	Particulars	(Rs. In Lakhs) Quarter ended 30-06-2024 (Unaudited)	(Rs. In Lakhs) Quarter ended 30-06-2023 (Unaudited)	(Rs. In Lakhs) Previous Year ended 31-12-2023 (Audited)
01.	Total Income from Operations	2,047	2,188	6,242
02.	Net Profit/ (Loss) for the period (before Tax, Exceptional and/or Extraordinary items)	944	1,160	1,968
03.	Net Profit/ (Loss) for the period before Tax (after Exceptional and/or Extraordinary items)	944	1,160	1,358
04.	Net Profit/ (Loss) for the period after Tax (after Exceptional and/or Extraordinary items)	703	992	871
05.	Total Comprehensive Income for the Period [Comprising Profit / (Loss) for the period (after tax) and Other Comprehensive Income (after tax)]	703	992	871
06.	Paid up Equity Share Capital	25,168	25168	25,168
07.	Reserves (excluding Revaluation Reserve)	(3,057)	(3,577)	(3,901)
08.	Securities Premium Account	-	-	-
09.	Net worth	22,111	21,591	21,267
10.	Paid up Debt Capital / Outstanding Debt*	18,066	20,162	19,641
11.	Outstanding Redeemable Preference Shares	-	-	-
12.	Debt Equity Ratio	0.84	0.97	0.96
13.	Earning Per Share (of Rs 10/- each) - (Basic & Diluted)	0.28	0.39	0.35
14.	Capital Redemption Reserve	-	-	-
15.	Debenture Redemption Reserve	-	-	-
16.	Debt Service Coverage Ratio	3.89	4.03	1.29
17.	Interest Service Coverage Ratio	3.89	4.03	2.66

* Outstanding Debentures

Notes:
1. The above Financial results have been approved by the Board of Directors at their meeting held on August 13, 2024.
2. The above results have been prepared in accordance with Indian Accounting Standards ("Ind AS") prescribed under section 133 of the Companies Act 2013 ("Act") read with relevant rules issued thereunder and other accounting principles generally accepted in India.
3. The above is an extract of the detailed format of Annual results filed with the Stock Exchanges under Regulation 52 of the LODR Regulations. The full format of the Annual results is available on the website of the NSE Limited (URL: https://www.nseindia.com) and the same is also available on Company's website (URL: https://gpwindjangi.in)
4. For the other line items referred in regulation 52 (4) of the LODR Regulations, pertinent disclosures have been made to the National Stock Exchange of India Limited and can be accessed on the web site of NSE.

By Order of the board
For GP Wind (Jangi) Private Limited
Sd/-

(S Sundar Rajan)
Wholetime Director & CFO
DIN: 03594693

Place: Hyderabad
Date : August 13, 2024

Dr.Reddy's

NOTICE OF POSTAL BALLOT

Members are hereby informed that pursuant to the provisions of Section 110 read with Section 108 of the Companies Act, 2013 (hereinafter referred to as "the Act"), read with Rule 20 and Rule 22 of the Companies (Management and Administration) Rules, 2014 (hereinafter referred to as "the Rules"), and other applicable provisions of the Act, rules, circulars and notifications thereunder, as amended from time to time, General Circular Nos. 14/2020 dated April 8, 2020 and 17/2020 dated April 13, 2020 read with other relevant circulars, including General Circular Nos. 11/2022 dated December 28, 2022 and 9/2023 dated September 25, 2023, issued by the Ministry of Corporate Affairs, ("MCA Circulars"), Dr. Reddy's Laboratories Limited ('the Company') seeks their approval through postal ballot process, by voting through electronic means ('remote e-voting') for the ordinary resolution to approve sub-division/split of each equity share of Rs. 5/- (Rupees five only) each into 5 (five) equity shares of Re. 1/- (Rupee one only) each and consequent alteration to the Memorandum of Association of the Company.

In accordance with the MCA Circulars, the Postal Ballot Notice ('Notice'), indicating, *inter alia*, the process and manner of remote e-voting, has been sent on Tuesday, August 13, 2024 through electronic mode to the members whose names appear on the Register of Members/ List of Beneficial Owners as on August 09, 2024 ('Cut-Off Date') received from the Depositories and whose e-mail address is registered with the Company/ Depositories. A person who is not a member as on the Cut-Off Date shall treat this notice for information purpose only.

The Company has engaged the services of National Securities Depository Limited ('NSDL') to provide e-voting facility. The e-voting period commences on Wednesday, August 14, 2024 at 9:00 a.m. (IST) and ends on Thursday, September 12, 2024 at 5:00 p.m. (IST). The e-voting module shall be disabled by NSDL for voting thereafter. The detailed instructions for e-voting are provided as part of the Notice which the members are requested to read carefully before casting their vote.

In case of any queries, members may refer the Frequently Asked Questions (FAQs) for shareholders and e-voting user manual for shareholders available at the 'downloads' section of www.evoting.nsdl.com or call NSDL Help Desk on toll free no.: +91-22-48867000 and +91-22-24997000 or send a request at evoting@nsdl.co.in.

The Notice along with the Explanatory Statement thereto can be downloaded from the Company's website at www.drreddys.com. The same is also available on the website of Stock Exchanges at www.bseindia.com and www.nseindia.com as well as on the website of NSDL at www.evoting.nsdl.com.

The Board of the Company has appointed Mr. Atul Mehta (Membership No. F5782 and COP No. 2486), Founding Partner, failing him, Ms. Alifya Sapatwala (Membership No. 24091 and COP No. 24895), Partner, M/s Mehta & Mehta, Company Secretaries, as the Scrutinizer for conducting the postal ballot through the e-voting process in a fair and transparent manner.

The voting results of the postal ballot shall be declared by the Company on or before September 14, 2024. The results would be displayed at the registered office of the Company, intimated to the NSDL and Stock Exchanges where the Company's securities are listed, and displayed on the Company's website www.drreddys.com along with the Scrutinizer's report.

Members who have not yet registered/ updated their email address and hence have not yet received the aforesaid Notice are requested to register/ update their e-mail address on https://www.drreddys.com/investor#investor-services#shareholder-information or with their depository participant or send their consent at shares@drreddys.com along with their Folio No./ DP ID and Client ID and valid e-mail address.

Date : August 13, 2024
Place : Hyderabad

DR. REDDY'S LABORATORIES LIMITED
Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

भारतीय खाद्य निगम FOOD CORPORATION OF INDIA

16-20, BARAKHAMBA LANE, NEW DELHI-110001
16-20, बाराखम्भा लेन, नई दिल्ली - 110001

Statement of Unaudited Financial Results for the Quarter Ended 30th June, 2024
30 जून, 2024 को समाप्त तिमाही हेतु गैर-लेखापरीक्षित वित्तीय परिणामों का विवरण

Figures in Lakhs
आँकड़े लाख में

S.No. क्र.सं.	Particulars विवरण	Qtr ended 30.06.2024/ 30.06.2024 को समाप्त तिमाही (Unaudited) (अनअंकेक्षित)	Corresponding Qtr of the previous year 30.06.2023/ पिछले वर्ष की इसी तिमाही 30.06.2023 (Unaudited) (अनअंकेक्षित)	Previous year ended 31.03.2024/ पिछला वर्ष 31.03.2024 को समाप्त हुआ (Unaudited) (अनअंकेक्षित)
1	Total income from Operations / संचालन से कुल आय	40,45,079.96	29,86,166.09	1,63,05,169.00
2	Net Profit/(Loss) for the period (Before Tax, Exceptional and/or Extraordinary Items) / अवधि के लिए शुद्ध लाभ/(हानि) (कर पूर्व, असाधारण और/या असाधारण मद)	–	–	–
3	Net Profit/(Loss) for the period before Tax (after Exceptional and/or Extraordinary Items) / कर से पहले की अवधि के लिए शुद्ध लाभ/(हानि) (असाधारण और/या असाधारण मदों के बाद)	–	–	–
4	Net Profit/(Loss) for the period after Tax (after Exceptional and/or Extraordinary Items) / कर के बाद की अवधि के लिए शुद्ध लाभ/(हानि) (असाधारण और/या असाधारण मदों के बाद)	–	–	–
5	Total comprehensive Income for the period [Comprising Profit/(Loss) for the period (after tax) and other comprehensive Income after Tax] / अवधि के लिए कुल व्यापक आय [इस अवधि के लिए लाभ/(हानि) (कर के बाद) और कर के बाद अन्य व्यापक आय शामिल हैं]	–	–	–
6	Paid up equity Share Capital / चुकता इक्विटी शेयर पूँजी	10,15,704.64	9,97,978.64	10,15,704.64
7	Reserves (Excluding Revaluation Reserves) / रिजर्व (पुनर्मूल्यांकन रिजर्व को छोड़कर)	-2,092.45	-2,092.45	-2,092.45
8	Securities Premium Account / प्रतिभूति प्रीमियम खाता	–	–	–
9	Net Worth / निवल मूल्य	10,13,612.19	9,95,886.19	10,13,612.19
10	Paid up Debt Capital/ Outstanding Debt / चुकता ऋण पूँजी/बकाया ऋण	36,70,000.00	36,70,000.00	36,70,000.00
11	Outstanding Redeemable Preference Shares / बकाया प्रतिदेय वरीयता शेयर	–	–	–
12	Debt Equity Ratio / ऋण इक्विटी अनुपात	3.62	3.69	3.62
13	Earning Per Share (of Rs.___/- each) (for continuing and discontinued operations) / प्रति शेयर आय (ईपीएस) 1. Basic : 2. Diluted :	NA	NA	NA
14	Capital Redemption Reserve / कैपिटल रिडयूम्पशन रिजर्व	NA	NA	NA
15	Debenture Redemption Reserve / डिबेंचर मोचन रिजर्व	NA	NA	NA
16	Debt Service Coverage Ratio / ऋण सेवा कवरेज अनुपात	1.00	1.00	1.00
17	Interest Service Coverage Ratio / ब्याज सेवा कवरेज अनुपात	1.00	1.00	1.00

Notes/टिप्पणियाँ:
1. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchange under Regulation 52 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended.
उपरोक्त संशोधित सेबी (सूचीबद्धता दायित्व और प्रकटीकरण आवश्यकताएँ) विनियम, 2015 के विनियमन 52 के तहत स्टॉक एक्सचेंज के साथ दायर तिमाही वित्तीय परिणामों के विस्तृत प्रारूप का एक उद्धरण है।
2. The above Un-audited Financial Results for the Quarter ended June 30, 2024 were reviewed and recommended by the Audit Committee and approved by the Board of Directors at their respective meetings held on 13.08.2024. A "Limited Review" of the above results was performed by practicing Chartered Accountants pursuant to Regulation 52 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended and have issued an unmodified review opinion.
30 जून, 2024 को समाप्त तिमाही के लिए उपरोक्त अनअंकेक्षित वित्तीय परिणामों को 13 अगस्त, 2024 को ऑडिट समिति द्वारा समीक्षा की गई और सिफारिश की गई तथा निदेशक मंडल द्वारा अनुमोदित किया गया। उपरोक्त परिणामों की समीक्षा व्यवसाय में लगे हुए चार्टर्ड अकाउंटेंट ने भारतीय प्रतिभूति और विनिमय बोर्ड (सूचीबद्धता दायित्व और प्रकटीकरण आवश्यकताएँ) विनियम, 2015 के विनियम (संशोधित) 52 के अनुसार की और उन पर अपनी समीक्षा राय असंशोधित जारी की है।
3. Previous year figures have been regrouped if necessary.
पिछले वर्ष के आंकड़ों के प्रयुक्त सूत्र को यदि आवश्यक हो तो पुनः समूहित किया गया है।

For and on behalf of the Board of Directors
Sd/-
(Vanita Rattan Sharma)
Executive Director (Finance)

Place: New Delhi
Date: 13.08.2024

6 హైదరాబాద్ నవతెలంగాణ బుధవారం 14 ఆగస్టు 2024

డీఎంహెచ్ఓల బదిలీల్లో గందరగోళం

- కొన్ని జిల్లాల్లో స్పష్టత కరువు
- జీవో వచ్చినా... మూమెంట్ ఆర్డర్స్ కోసం ఎదురుచూపులు

నవతెలంగాణ బ్యూరో - హైదరాబాద్

వైద్యారోగ్యశాఖలో బదిలీల ప్రక్రియ పూర్తయిందని భావిస్తున్న తరుణంలో డీఎంహెచ్ఓల బదిలీల్లో గందరగోళం నెలకొంది. జిల్లాలకు డీఎంహెచ్ఓలను బదిలీ చేస్తూ రాష్ట్ర ప్రభుత్వం ఉత్తర్వులు జారీ చేసినా ...ఆ ప్రక్రియను ముందుకు తీసుకెళ్లేందుకు అవసరమైన మూమెంట్ ఆర్డర్స్‌ను ఉన్నతాధికారులు ఇవ్వకపోవడంతో కొన్ని జిల్లాల్లో స్తబ్దత కనిపిస్తున్నది. తమ డీఎంహెచ్ఓ ఎవరో తమకే తెలియదంటూ కొన్ని జిల్లాల్లో ఉద్యోగులు వాపోతున్నారు. ఈ పరిస్థితి ఇలాగే కొనసాగితే వైద్యారోగ్య కార్యక్రమాలతో పాటు ఉద్యోగుల జీతాల చెల్లింపు తదితర వాటిపై ప్రభావం పడుతుందని వారు ఆందోళన చెందుతున్నారు. ఇప్పటికైనా జారీ చేసిన జీవోలకు అనుగుణంగా మూమెంట్ ఆర్డర్స్ ఇస్తే ఆ శాఖలో కార్యక్రమాలు సజావుగా ముందుకెళ్తాయని సూచిస్తున్నారు.

గతంలో డీఎంహెచ్ఓలుగా పదోన్నతుల కల్పనకు ఎలాంటి కౌన్సిలింగ్ లేకుండా ప్రభుత్వమే నిర్ణయించింది. అయితే ఎప్పుడూ లేని విధంగా ఈ ఏడాది జులై 19న డీఎంహెచ్ఓల కోసం కౌన్సిలింగ్ నిర్వహించారు. ఈ కౌన్సిలింగ్ లో సీనియార్టీ ప్రకారం... జిల్లాలను ఎంచుకునే స్వేచ్ఛను ఇచ్చినట్టు తెలుస్తున్నది. దీంతో ఆసక్తి కలిగిన జిల్లాలను అర్హత కలిగిన సివిల్ సర్జన్లు ఎంపిక చేసుకున్నారు. ఈ మేరకు జులై 27న జీవో నెంబర్ 415 (సివిల్ సర్జన్ల పోస్టింగ్‌లకు సంబంధించినది), జీవో నెంబర్ 417 (అడిషనల్ డిస్ట్రిక్ట్ పబ్లిక్ హెల్త్ ఆఫీసర్లకు సంబంధించినది) విడుదల చేశారు. ఈ ఉత్తర్వులకు అనుగుణంగా డైరెక్టర్ ఆఫ్ పబ్లిక్ హెల్త్ మూమెంట్ ఆర్డర్స్ ఇవ్వకపోవడమే ప్రస్తుత గందరగోళానికి కారణమని తెలుస్తోంది. మహబూబాబాద్, హన్మకొండ, కరీంనగర్, జనగామ, మంచిర్యాల, నల్లగొండ తదితర జిల్లాలకు సంబంధించి ఈ సమస్య ఎక్కువగా ఉంది. ఉదాహరణకు జనగామ డీఎంహెచ్ఓగా ఉన్న డాక్టర్ బి.హరీశ్‌రాజ్, వరంగల్ ఎంజీఎం ఆస్పత్రి సీఎస్ ఆర్ఎంఓగా జీతం తీసుకుంటున్నారు. కౌన్సిలింగ్‌లో ఆయన మంచిర్యాల డీఎంహెచ్ఓగా బదిలీ చేశారు. మూమెంట్ ఆర్డర్స్ రాకపోవడంతో జనగామ, మంచిర్యాల మధ్య తిరుగుతున్నట్టు తెలుస్తున్నది. మరి కొందరు అధికారుల పరిస్థితి కూడా ఇదే. అడిషనల్ డిస్ట్రిక్ట్ పబ్లిక్ హెల్త్ ఆఫీసర్ల బదిలీల్లోనూ ఇలాంటి గందరగోళ పరిస్థితులే ఉన్నట్టు సమాచారం. దీనికంతటికి సకాలంలో మూమెంట్ ఆర్డర్స్ రాకపోవడమేనని సమాచారం. అందువల్ల వైద్యారోగ్య కార్యక్రమాలతో పాటు వ్యవస్థ సజావుగా, సక్రమంగా నడిచే విధంగా స్పష్టమైన మూమెంట్ ఆర్డర్స్ వచ్చేలా చర్యలు తీసుకోవాల్సిన అవసరమున్నది

VISTA PHARMACEUTICALS LIMITED

Regd. Office: APIIC, Industrial Estate Gopalaipalli V, Narketpalli Mandal, Plot no 10 to 14 & 16 to 20, Nalgonda , Telangana, 508254, Contact No.: 08682-272551, Email Id: admin.hyd@vistapharmaceuticals.com; CIN: L24239TG1991PLC012264

30 జూన్, 2024తో ముగిసిన త్రైమాసికం కొరకు స్టాండ్అలోన్ ఆడిట్‌చేయని ఆర్థిక ఫలితాల నివేదిక (రూ. లక్షల్లో)

క్ర. సం	వివరాలు	ముగిసిన త్రైమాసికం 30.06.2024 (ఆడిట్‌చేయనివి)	ముగిసిన త్రైమాసికం 30.06.2024 (ఆడిట్‌చేయనివి)	ముగిసిన త్రైమాసికం 31.03.2024 (ఆడిట్‌చేసినవి)	ముగిసిన సంవత్సరం 31.03.2024 (ఆడిట్‌చేసినవి)
1.	ఆపరేషన్ల నుండి పూర్తి ఆదాయం	186.61	211.31	323.01	1062.12
2	పూర్తి వ్యయాలు	303.74	340.21	332.85	1579.86
3.	కాలవ్యవధి కొరకు నికర లాభం/(నష్టం) (పన్ను, మినహాయింపుగల మరియు/ లేదా అసాధారణ ఐటంలకు ముందు)	-117.13	-128.91	-9.84	-517.74
4.	పన్నుకు ముందు కాలవ్యవధిలో నికర లాభం/(నష్టం) (మినహా యింపుగల మరియు/ లేదా అసాధారణ ఐటంల తరువాత)	-117.13	-128.91	-9.84	-517.74
5.	పన్ను తరువాత నికర లాభం/(నష్టం) (మినహాయింపుగల మరియు/ లేదా అసాధారణ ఐటంల తరువాత)	-85.70	-95.46	9.07	-451.20
6.	కాలవ్యవధి కొరకు పూర్తి సమగ్ర ఆదాయం (కాలవ్యవధి కొరకు పన్ను తరువాత కంప్రైసింగ్ లాభం/(నష్టం) (పన్ను తరువాత) మరియు ఇతర సమగ్ర ఆదాయం (పన్ను తరువాత)	-85.29	-95.34	8.79	-450.91
7.	చెల్లించిన ఈక్విటీ వాటా మూలధనం (ముఖ విలువ రూ.10/-ఒక్కింటికి)	1231.04	855.34	943.30	943.30
8.	వాటా ఒక్కింటికి రాబడి (కొనసాగుతున్న & నిలిచిపోయిన ఆపరేషన్ల కొరకు)				
	(ఎ) బేసిక్:	-0.15	-0.23	0.02	-1.03
	(బి) డైల్యూటెడ్:	-0.15	-0.15	0.01	-0.74

గమనిక:

1) 30.06.2024తో ముగిసిన త్రైమాసికం కొరకు ఆడిట్‌చేయని ఆర్థిక ఫలితాలు ఆడిట్ కమిటీచే సమీక్షించబడినవి మరియు 13.08.2024న నిర్వహించిన వారి సంబంధిత సమావేశంలో బోర్డు ఆఫ్ డైరెక్టర్లచే ఆమోదించబడినవి. కంపెనీల చట్టం, 2013లోని సెక్షన్ 133 క్రింద నిర్దేశించిన ఇండియన్ అకౌంటింగ్ స్టాండర్డ్స్ (ఐఎన్‌డిఏఎస్)కు అనుసరించి ఆర్థిక ఫలితాలు సిద్ధంచేయబడినవి.
2) ఇండియాలో సాధారణంగా ఆమోదించిన ఇతర అకౌంటింగ్ ప్రిన్సిపుల్స్ క్రింద జారీచేసిన సంబంధిత రూల్స్‌తో చదవగల కంపెనీల చట్టం, 2013లోని ఐఎన్‌డి ఏస్-ఇంటీరిమ్ ఫైనాన్షియల్ రిపోర్టింగ్ సెక్షన్ 133 క్రింద నిర్దేశించిన రిక్నిగేషన్ మరియు మెజర్‌మెంట్ ప్రిన్సిపుల్స్‌తో అనుసరించిపై పేర్కొన్న ఆర్థిక ఫలితాలు సిద్ధంచేయబడినవి.
3) కంపెనీయొక్క వ్యాపార స్వభావం ఫార్మాస్యూటికల్స్.
4) పోల్చుట నిమిత్తం గత కాలవ్యవధి అంకెలు అవసరమైనచోట రీగ్రూప్ చేయబడినవి
5) కంపెనీ సింగిల్ సెగ్మెంట్స్‌ను నిర్వహిస్తున్నది కావున, సెగ్మెంట్ రిపోర్టింగ్‌వర్తించదు
6) గోయింగ్ కన్సర్న్‌గా కొనసాగుటకు కంపెనీ యొక్క అబిలిటీ చాలా ఫ్యాక్టర్స్‌పై ఆధారపడి ఉంది మరియు మేనేజ్‌మెంట్ అభిప్రాయం ప్రకారం, కంపెనీ పునరుద్ధరణ భవిష్యత్‌లో సాధ్యమవుతుంది, తదనుగుణంగా నిర్వహణను దృష్టిలో ఉంచుకుని పై ఫలితాలు గోయింగ్ కన్సర్న్ ఆధారంగా తయారు చేయబడ్డాయి.

for Vista Pharmaceuticals Limited
సం/-
డా.ధనంజయ అల్లి
ఎగ్జిక్యూటివ్ డైరెక్టర్
DIN:00610909

ప్రదేశం: హైదరాబాద్
తేది: 13-08-2024

Athena Global Technologies Limited

CIN: L74140TG1992PLC014182
2nd floor, Unit No. 203 Gowra Palladium, Sy.No 8A & 8B1 in Survey Nos. 83/1, Serilingampally Mandal, Ranga Reddy District, Hyderabad-500081 Telangana India.

ప్రకటన

ఇందుమూలంగా సభ్యులకు తెలియజేయునది ఏమనగా కంపెనీల చట్టం,2013లోని సెక్షన్స్ 108 & 110తో పాటు కంపెనీలు (మేనేజ్‌మెంట్ & అడ్మినిస్ట్రేషన్) రూల్స్, 2014లోని రూల్ 20 &22, వీటి యొక్క సవరణలతో పాటుగా మరియు సెక్యూరిటీస్ ఎక్స్ఛేంజ్ బోర్డు ఆఫ్ ఇండియా (లిస్టింగ్ ఆబ్లిగేషన్స్ అండ్ డిస్‌క్లోజర్ రిక్వైర్‌మెంట్స్) రెగ్యులేషన్స్, 2015లోని రెగ్యులేషన్ 44 మరియు కాలానుగుణంగా సవరించబడిన నిబంధనల ప్రకారం మరియు కార్పొరేట్ వ్యవహారాల మంత్రిత్వ శాఖ (ఎంసిఎ) ద్వారా జారీ చేయబడిన జనరల్ సర్క్యులర్ నెం.14/2020, తేది.8 ఏప్రిల్, 2020, జనరల్ సర్క్యులర్ నెం.17/2020 తేది.13 ఏప్రిల్, 2020, జనరల్ సర్క్యులర్ నెం.22/2020 తేది.15 జూన్, 2020, జనరల్ సర్క్యులర్ నెం.33/2020 తేది.28 సెప్టెంబర్, 2020, జనరల్ సర్క్యులర్ నెం.39/2020 తేది.31 డిసెంబర్, 2020, జనరల్ సర్క్యులర్ నెం.10/2021 తేది.23 జూన్, 2021 మరియు జనరల్ సర్క్యులర్ నెం.20/2021 తేది.8 డిసెంబర్, 2021, సర్క్యులర్ నెం.3/2022, తేది:5, మే, 2022 మరియు సర్క్యులర్ నెం.10/2022, తేది:28,డిసెంబర్,2022 ("ఎంసిఎ సర్క్యులర్లు") మరియు సర్క్యులర్ నెం.09/2023, తేది:25-09-2023 ప్రకారం సభ్యులందరికీ పోస్టల్ బ్యాలెట్ యొక్క ప్రకటనతో పాటు వివరణాత్మక స్టేట్‌మెంట్ యొక్క ఐటంల ద్వారా ప్రక్రియను 09,ఆగస్టు,2024, శుక్రవారం నాటికి డిపాజిటరీ పార్టిసిపెంట్స్ వద్ద తమ ఇ-మెయిల్ ఐడీలను నమోదు చేసుకున్న వారందరికీ ("కటాఫ్ తేదీ నాటికి") ఎలక్ట్రానిక్ మాధ్యమం ద్వారా కంపెనీ మంగళవారం, 13,సెప్టెంబర్,2024 తేదీ నాటికి సమాప్తి ఉన్నవారికి అనగా డిపాజిటరీ పార్టిసిపెంట్స్ వద్ద ఎవరి ఇ-మెయిల్ ఐడీలు నమోదయి ఉన్నాయో వారిని పరిగణలోకి తీసుకోవడం జరిగింది. పోస్టల్ బ్యాలెట్ విధానం ద్వారా దిగువ చూపబడిన సభ్యుల యొక్క అంగీకారం కోరబడుచున్నది:

1) కంపెనీ యొక్క అధీకృత షేర్ క్యాపిటల్‌ను పెంచడం.
2) కంపెనీల చట్టం,2013లోని సెక్షన్ 180(1) ప్రకారం పరిమితిని పెంచడం.
3)కంపెనీల చట్టం,2013లోని సెక్షన్ 180(1) ప్రకారం సెక్యూరిటీ ఇంటరెస్ట్‌ను సృష్టించడంతో పాటుగా పరిమితిని పెంచడం మరియు పరిగణనలోకి తీసుకోవడం.
4) పెట్టుబడులు, రుణాలు, హామీలు మరియు సెక్యూరిటీని పరిమితికి మించి కంపెనీల చట్టం,2013లోని సెక్షన్ 186కు అనుగుణంగా నిర్వహించడం.
5) డైరెక్టర్లు ఆసక్తి ఉన్న కంపెనీలకు రుణాలను మంజూరు చేయడం.
6) కంపెనీ యొక్క ఆర్టికల్స్ ఆఫ్ అసోసియేషన్‌లో మార్పులు చేపట్టడం.

ఎంసిఎ జారీ చేసిన జనరల్ సర్క్యులర్స్ ఆధారంగా, పోస్టల్ బ్యాలెట్ యొక్క హార్డ్ కాపీలు మరియు పోస్టల్ ఫామ్‌లను కంపెనీ ద్వారా పంపడం జరగలేదు. ఇ-ఓటింగ్ విధానం ద్వారా ఎలక్ట్రానిక్ విధానంలో సిడిఎస్ఎల్ ఇ-ఓటింగ్ ప్లాట్‌ఫామ్ ద్వారా సభ్యులంతా తమ ఓట్లను నమోదు చేసే అవకాశం కల్పించబడింది. సభ్యులంతా గమనించాల్సిన విషయం ఏమిటంటే ఎలక్ట్రానిక్ విధానంతో పాటుగా పోస్టల్ బ్యాలెట్ విధానంలో ఓట్ల నమోదు ప్రక్రియ బుధవారం, 14,ఆగస్టు,2024 తేదీన ఉదయం గం.10-00 (గం.10-00 ఐఎస్‌టి) ప్రారంభమై గురువారం, 12,సెప్టెంబర్,2024 తేదీన సాయంత్రం గం.5 వరకు ముగిస్తుంది. కంపెనీ యొక్క బోర్డు ఆఫ్ డైరెక్టర్లు శ్రీ జనేష్ కుమార్ సంభాలా గారిని, ప్రాక్టీసింగ్ కంపెనీ సెక్రటరీ గారిని (ఎం.నెం.21697 మరియు సీపీ నెం.18365) స్క్రూటినైజర్‌గా పోస్టల్ బ్యాలెట్ / ఇ-ఓటింగ్ విధానం నిర్వహణను అత్యంత పారదర్శకంగా మరియు స్క్రూటినీ చేయడం కోసం నియమించడం జరిగింది. సభ్యులంతా గమనించాల్సిన విషయమేమిటంటే పోస్టల్ బ్యాలెట్ విధానం ఎలక్ట్రానిక్ విధానం ద్వారా గురువారం, 12,సెప్టెంబర్,2024 తేదీన సాయంత్రం గం.5-00న నిలిపివేయడం జరుగుతుంది. దయచేసి గమనించాల్సిన విషయం ఏమిటంటే, కటాఫ్ తేదీ నాటికి అనగా శుక్రవారం, 9,ఆగస్టు,2024 వరకు మాత్రమే తమ ఓట్లను ఎలక్ట్రానిక్ మాధ్యమం ద్వారా నమోదు చేయవచ్చును. తదనంతరం ఓటింగ్ ప్రక్రియ నిలిపివేయబడుతుంది. పోస్టల్ బ్యాలెట్ ఓటింగ్‌కు సంబంధించిన నోటీసును పొందని సభ్యులంతా దయచేసి cs@athenagt.comకు ఇ-మెయిల్ పంపించాలి లేదా కంపెనీ యొక్క రిజిస్ట్రార్ అండ్ ట్రాన్స్‌ఫర్ ఏజెంట్‌కు bsshyd@bigshareonline.com వద్ద దరఖాస్తు చేసుకొని డూప్లికేట్ పోస్టల్ బ్యాలెట్ నోటీసును పొందవచ్చును. పోస్టల్ బ్యాలెట్ నోటీసును కంపెనీ యొక్క వెబ్‌సైట్ www.athenagt.com వద్ద కూడా సందర్శించి పొందవచ్చును. పోస్టల్ బ్యాలెట్ ఓటింగ్ యొక్క ఫలితాలను 16,సెప్టెంబర్,2024 తేదీన లేదా అంతకంటే ముందుగా కంపెనీ యొక్క రిజిస్టర్ కార్యాలయం వద్ద విడుదల చేయబడును మరియు ఫలితాలను కంపెనీ యొక్క వెబ్‌సైట్ www.athenagt.com వద్ద మరియు కంపెనీ యొక్క వాటాలు లిస్టయి ఉన్నటువంటి స్టాక్ ఎక్స్ఛేంజెస్ యొక్క వెబ్‌సైట్ బిఎస్ఇకు తక్షణమే పంపబడును మరియు రిజిస్ట్రార్ అండ్ షేర్ ట్రాన్స్‌ఫర్ ఏజెంట్ వద్ద కూడా పొందవచ్చును.

ఒకవేళ పోస్టల్ బ్యాలెట్ విధానం మరియు రిమోట్ ఇ-ఓటింగ్ గురించి సందేహాలు/ఫిర్యాదులు ఉన్నట్లయితే వాటాదారులంతా దయచేసి కంపెనీని cs@athenagt.com వద్ద సంప్రదించాలి లేదా కంపెనీ యొక్క షేర్ ట్రాన్స్‌ఫర్ ఏజెంట్‌ను bsshyd@bigshareonline.com వద్ద సంప్రదించాలి.

బోర్డు ఆఫ్ డైరెక్టర్ల ఆదేశాల మేరకు
Athena Global Technologies Limited
సం/-
ఎం. సత్యేంద్ర
చైర్మన్ & మేనేజింగ్ డైరెక్టర్
DIN: 01843557

తేది:13-08-2024
ప్రదేశం: హైదరాబాద్

SIGACHI INDUSTRIES LIMITED

229/1 & 90, KALYAN'S TULSIRAM CHAMBERS, MADINAGUDA, HYDERABAD - 500049, TELANGANA
CIN: L24110TG1989PLC009497

35వ వార్షిక సర్వసభ్య సమావేశం, పుస్తక ముగింపు, రికార్డు తేదీ మరియు రిమోట్ ఇ-ఓటింగ్‌కు సంబంధించిన సమాచార ప్రకటన

ఇందుమూలంగా ప్రకటన ఇవ్వడమేమనగా సిగాచి ఇండస్ట్రీస్ లిమిటెడ్ యొక్క సభ్యుల యొక్క 35వ వార్షిక సర్వసభ్య సమావేశం (ఏజిఎం) బుధవారం, 4,సెప్టెంబర్,2024 తేదీన ఉదయం గం.11-00నిమిషాలకు వీడియో కాన్ఫరెన్స్ (విసి)/ దృశ్య శ్రవణ మాధ్యమాల ద్వారా (ఓఏవిఎం) ఏజిఎంలో పేర్కొన్న నియమాలకు అనుగుణంగా వాణిజ్య నిర్వహణలో భాగంగా నిర్వహించబడును.

కంపెనీల చట్టం, 2013 ద్వారా వర్తింపదగు నియమాలకు అనుగుణంగా విసి/ఓఏవిఎం ద్వారా ఏజిఎం నిర్వహించబడును. దీనితో పాటు వర్తింపదగిన ఎంసిఏ సర్క్యులర్ నెం.02/21,తేది : 13, జనవరి 2021 దీనితో పాటుగా చదవదగిన సర్క్యులర్ నెం.11/2022, తేది:28,డిసెంబర్,2022, సర్క్యులర్ నెం.20/2020 తేది.05 మే, 2020 వీటితో పాటుగా సర్క్యులర్ నెంబర్లు 14/2020 మరియు తేది.08 ఏప్రిల్, 2020, సర్క్యులర్ నెం.17/2020, తేది.13 ఏప్రిల్, 2020, సర్క్యులర్ నెం.22/2020 తేది. 15, జూన్, 2020, సర్క్యులర్ నెం.33/2020 తేది. సెప్టెంబర్, 28, 2020, సర్క్యులర్ నెం.39/2020 తేది.31, డిసెంబర్, 2020, సర్క్యులర్ నెం.10/2021 తేది. 23, జూన్, 2021 మరియు సర్క్యులర్ నెం.20/2021 తేది:08, డిసెంబర్, 2021 మరియు సర్క్యులర్ నెం.03/2022, తేది:05-05-2022 (వీటన్నింటిని కలిపి "ఎంసిఏ సర్క్యులర్స్‌గా రిఫర్ చేసుకోవాలి) మరియు సెబి జారీ చేసిన సర్క్యులర్ నెంబర్ SEBI/HO/CFD/CMD1/CIR/P/2020/79, తేదీ 12,మే, 2020, సర్క్యులర్ నెంబర్ SEBI/HO/CFD/CMD2/CIR/P/2021/11, తేదీ : జనవరి15, 2021 అనుగుణంగా సభ్యుల భౌతిక హాజరులేకుండా వాణిజ్య నిర్వహణలో భాగంగా ఏజిఎం నిర్వహించబడును. సభ్యులు ఎవరైతే విసి/ఓఏవిఎం ద్వారా ఏజిఎంకు హాజరుకావాలని భావిస్తున్నారో వారంతా ఏజిఎం నోటీసులో పేర్కొన్న దిగువ విధానాన్ని అనుసరించాలని కోరడమైనది.

పైన పేర్కొన్న సర్క్యులర్స్‌కు అనుగుణంగా, కంపెనీ వద్ద లేదా డిపాజిటరీల వద్ద అందుబాటులో ఉన్న అందరు వాటాదారుల యొక్క రిజిస్టర్డ్ ఇ-మెయిల్ అడ్రస్‌లకు ఏజిఎం నోటీసు మరియు వార్షిక నివేదిక సంబంధించిన ఎలక్ట్రానిక్ కాపీలను 13,ఆగస్టు,2024 తేదీన సెబి సర్క్యులర్ తేది.12, మే,2020 ప్రకారం పంపించడం జరిగింది. కంపెనీల చట్టం,2013లోని సెక్షన్ 91 ప్రకారం 29-08-2024 తేదీ నుండి 04-09-2024 తేదీ వరకు (రెండు రోజులు కలుపుకొని) వాటాదారుల బదిలీ పుస్తకాలు వార్షిక సర్వసభ్య సమావేశం నిర్వహణ నిమిత్తం మూసివేయబడి ఉంటాయి.

ఏజిఎం నోటీసుకు సంబంధించిన భౌతిక కాపీలు ఇకపై పంపించబడవు. దీనికి సంబంధించిన పత్రాలు కంపెనీ యొక్క వెబ్‌సైట్ www.sigachi.com లో మరియు స్టాక్ ఎక్స్ఛేంజెస్ వెబ్‌సైట్ www.bseindia.com లో మరియు నేషనల్ స్టాక్ ఎక్స్ఛేంజ్ ఆఫ్ ఇండియా యొక్క వెబ్‌సైట్ www.nseindia.comలో కూడా అందుబాటులో ఉన్నది. ఏజిఎంకు హాజరయ్యే వాటాదారులంతా విసి/ఓఏవిఎం ద్వారా సిడిఎస్ఎల్ ఇ-ఓటింగ్ విధానం ద్వారా హాజరుకావొచ్చును. వాటాదారులంతా www.evotingindia.com ద్వారా యాక్సెస్ పొందవచ్చును.

కంపెనీల చట్టం ,2013లోని సెక్షన్108తో పాటు చదవదగిన సెబి (ఎల్ఓడిఆర్) రెగ్యులేషన్,2015లోని రెగ్యులేషన్ 44 ప్రకారం కంపెనీ వారు ఎలక్ట్రానిక్ మాధ్యమం ద్వారా ఏజిఎం నోటీసులో పేర్కొన్న తీర్మానాలతో పాటుగా నిబంధనలకు అనుగుణంగా సెంట్రల్ డిపాజిటరీ సర్వీసెస్ లిమిటెడ్ (సిడిఎస్ఎల్) (రిమోట్ ఇ-ఓటింగ్) విధానం ద్వారా ఓటింగ్ నిర్వహించబడును. రిమోట్ ఇ-ఓటింగ్ విధానం ద్వారా సభ్యులంతా ఓటింగ్ నమోదు చేయడంతో పాటుగా ఏజిఎం కొనసాగుతున్న సమయంలో ఇ-ఓటింగ్ విధానం ద్వారా ఓటింగ్ నమోదు చేసేందుకు వీలుగా సిడిఎస్ఎల్ వారు సదుపాయాన్ని కల్పిస్తున్నారు.

దీనికి సంబంధించి సభ్యులందరికీ దిగువ సూచనలు చేయబడినవి:

1) 35వ ఏజిఎం నోటీసులో పొందుపర్చిన నిబంధనలకు అనుగుణంగా వాణిజ్య నిర్వహణలో భాగంగా ఎలక్ట్రానిక్ మాధ్యమం ద్వారా ఓటింగ్ నిర్వహించబడును.
2) రిమోట్ ఇ-ఓటింగ్ విధానం 01-09-2024 తేదీన ఉదయం 9గం.కు ప్రారంభమవుతుంది.
3) రిమోట్ ఇ-ఓటింగ్ విధానం 03-09-2024 తేదీన సాయంత్రం 5-00గం.కు ముగిస్తుంది.
4)డివిడెండ్ కోసం మరియు ఓటు అర్హత కోసం ఎలక్ట్రానిక్ మాధ్యమం ద్వారా ఏజిఎంలో ఓటు నమోదు పొందేందుకు వీలుగా కటాఫ్ తేదీగా 28-08-2024 నిర్ణయించబడింది.
5) కంపెనీలో వాటాలున్న సభ్యులు మరియు ఏజిఎం నోటీసు పొందిన సభ్యులు మరియు కటాఫ్ తేదీ నాటికి సభ్యత్వం ఉన్నవారు కంపెనీలో వాటాదారులుగా ఉన్నవారు ఓటింగ్ పొందేందుకు వీలుగా లాగిన్ ఐడీ మరియు పాస్‌వర్డ్ పొందేందుకు helpdesk.evoting@cdslindia.com వద్ద అభ్యర్థనను పంపించాలి.
6) ఏజిఎం కొనసాగుతున్న సమయంలో రిమోట్ ఇ-ఓటింగ్ విధానం ద్వారా విసి సౌకర్యం ద్వారా ఓటింగ్ నమోదు చేయవచ్చును మరియు విసి సౌకర్యం ద్వారా ఏజిఎంలో ఓటింగ్ నమోదు చేసినవారంతా, రిమోట్ ఇ-ఓటింగ్ విధానం ద్వారా లేదా ఇతరులు ఇ-ఓటింగ్ విధానం ద్వారా ఏజిఎం కొనసాగుతున్న సమయంలో రిమోట్ ఇ-ఓటింగ్ ద్వారా తీర్మానాలపై ఓటింగ్ నమోదు చేయని వారంతా ఓటింగ్ నమోదు చేయవచ్చును. ఏజిఎం కంటే ముందుగా సభ్యులు ఎవరైతే ఓటింగ్ నమోదు చేయలేదో వారంతా ఏజిఎంకు హాజరుకావొచ్చును కానీ మరోసారి ఓటింగ్ నమోదుకు అవకాశం కల్పించబడదు.
7) సభ్యులు ఎవరైతే వారి యొక్క ఇ-మెయిల్ చిరునామాలను డిపాజిటరీలు/కంపెనీ/రిజిస్ట్రార్ అండ్ షేర్ ట్రాన్స్‌ఫర్ ఏజెంట్ అనగా బిగ్‌షేర్ సర్వీసెస్ ప్రయివేట్ లిమిటెడ్ వద్ద నమోదు చేసుకోలేకపోయారో వారంతా 35వ వార్షిక సర్వసభ్య సమావేశం యొక్క నోటీసు కాపీతో పాటుగా 2023-24 వార్షిక నివేదికను పొందేందుకు వారి యొక్క ఇ-మెయిల్ చిరునామాను రిజిస్టర్ చేసుకోవాలి.
8)ఏజిఎం నోటీసు కంపెనీ యొక్క వెబ్‌సైట్ www.sigachi.comలో మరియు సిడిఎస్ఎల్ యొక్క వెబ్‌సైట్ https://www.evotingindia.comలో కూడా అందుబాటులో ఉన్నది.
9) ఇ-ఓటింగ్‌కు సంబంధించి ఏమైనా సందేహాలున్నట్లయితే లేదా ఫిర్యాదులు ఉన్నట్లయితే తరుచుగా అడిగిన ప్రశ్నలను "ఎఫ్ఏక్యూస్" మరియు ఇ-ఓటింగ్ మాన్యుయేల్‌ను హెల్ప్ సెక్షన్ వద్ద https://www.evotingindia.comవెబ్‌సైట్‌లో సంప్రదించాలి లేదా శ్రీ వివేక్ కుమార్, కంపెనీ సెక్రటరీ వారి 229/1& 90, కళ్యాణ్స్ తుల్సీరామ్ ఛాంబర్స్, మదీనగూడ, హైదరాబాద్-500049, తెలంగాణ వద్ద ఇ-మెయిల్: cs@sigachi.com ఫోన్ నెంబర్: 040 40114874 వద్ద సంప్రదించాలి.

కంపెనీ యొక్క బోర్డు ఆఫ్ డైరెక్టర్లు ఆకాంక్ష గారిని, ప్రాక్టీసింగ్ కంపెనీ సెక్రటరీని ఇ-ఓటింగ్ నిర్వహణను మరియు ఏజిఎం కొనసాగుతున్న సమయంలో ఓటింగ్‌ను స్క్రూటినీ చేయడంతో పాటుగా అత్యంత పారదర్శకంగా ఇ-ఓటింగ్ నిర్వహించేందుకు పర్యవేక్షకులుగా నియమించడం జరిగింది. స్క్రూటినీ రిపోర్టుతో పాటుగా ఫలితాలను స్టాక్ ఎక్స్ఛేంజెస్‌తో పాటుగా కంపెనీ యొక్క వెబ్‌సైట్ www.sigachi.com వద్ద ఏజిఎం ముగిసిన 48 గంటలల్లోపు ప్రదర్శించడం జరుగుతుంది.

బోర్డు వారి యొక్క ఆదేశాల మేరకు
For Sigachi Industries Limited
సం/-
అమిత్ రాజ్ సిన్హా
మేనేజింగ్ డైరెక్టర్ & సిఇఒ
(DIN: 01263292)

ప్రదేశం: హైదరాబాద్
తేది: 13-08-2024

STEADFAST CORPORATION LIMITED

Regd. Office: 8-2-293/82/J/B-60, Journalist Colony, Jubilee Hills, Hyderabad - 500033 Telangana
CIN: L74999TG1995PLC037139, Website: www.steadfastcorp.in, Email ID: steadfastcorp@gmail.com.

30.06.2024తో ముగిసిన త్రైమాసికం కొరకు ఆడిట్‌చేయని ఆర్థిక ఫలితాల సారాంశం

(రూ.లక్షల్లో ఐపిఎస్ మినహా)

క్ర. సం	వివరాలు	స్టాండ్అలోన్ ముగిసిన త్రైమాసికం 30th June, 2024 (ఆడిట్‌చేయనివి)	స్టాండ్అలోన్ ముగిసిన త్రైమాసికం 31st Mar, 2024 (ఆడిట్‌చేసినవి)	స్టాండ్అలోన్ ముగిసిన త్రైమాసికం 30th June, 2023 (ఆడిట్‌చేయనివి)	కన్సాలిడేటెడ్ ముగిసిన త్రైమాసికం 30th June, 2024 (ఆడిట్‌చేయనివి)	కన్సాలిడేటెడ్ ముగిసిన త్రైమాసికం 31st Mar, 2024 (ఆడిట్‌చేసినవి)	ముగిసిన త్రైమాసికం 30 జూన్, 2023 (ఆడిట్‌చేయనివి)
1	ఆపరేషన్ల నుండి పూర్తి ఆదాయం (నికర)	7.85	36.96	7.44	7.85	36.96	7.44
2	కాలవ్యవధిలో నికర లాభం/(నష్టం) (పన్ను, మినహాయింపుగల మరియు / లేదా అసాధారణ ఐటంలకు ముందు)	-2.76	32.15	-5.00	-2.76	32.15	-5.00
3	పన్నుకు ముందు కాలవ్యవధిలో నికర లాభం/(నష్టం) (మినహాయింపుగల & / లేదా అసాధారణ ఐటంల తరువాత)	-2.76	32.15	-5.00	-2.76	32.15	-5.00
4	పన్నుకు తరువాత కాలవ్యవధిలో నికర లాభం/(నష్టం) (మినహాయింపుగల మరియు/ లేదా అసాధారణ ఐటంల తరువాత)	-2.88	30.39	-5.00	-2.88	30.39	-5.00
5	కాలవ్యవధి కొరకు పూర్తి సమగ్ర ఆదాయం (కాలవ్యవధి కొరకు కంప్రైసింగ్ లాభం/(నష్టం) (పన్ను తరువాత) మరియు ఇతర సమగ్ర ఆదాయం (పన్ను తరువాత)	-2.88	30.39	-5.00	-2.88	30.39	-5.00
6	ఈక్విటీ వాటా మూలధనం	713.10	713.10	713.10	713.10	713.10	713.10
7	రిజర్వులు (గత సంవత్సరం యొక్క ఆడిట్ చేసిన బ్యాలెన్స్ షీటులో చూపినట్లుగా రివాల్యూయేషన్ రిజర్వు మినహాయించి)	345.97			349.81		
8	వాటా ఒక్కింటికి రాబడి (రూ.10/-చొప్పున) (కొనసాగుతున్న & నిలిచిపోయిన ఆపరేషన్ల కొరకు)						
	(ఎ) బేసిక్	-0.04	0.43	-0.07	-0.04	0.43	-0.07
	(బి) డైల్యూటెడ్	-0.04	0.43	-0.07	-0.04	0.43	-0.07

గమనికలు:

1) పై పేర్కొన్న ఫలితాలు ఆడిట్ కమిటీచే సమీక్షించబడినవి & సిఫారసు చేయబడినవి మరియు 13 ఆగస్టు, 2024న నిర్వహించిన వారి సమావేశంలో కంపెనీ యొక్క బోర్డు ఆఫ్ డైరెక్టర్లచే ఆమోదించబడినది.
2) సెబీ (లిస్టింగ్ అండ్ అదర్ డిస్‌క్లోజర్ రిక్వైర్‌మెంట్స్) రెగ్యులేషన్స్, 2015లోని రెగ్యులేషన్ 33 క్రింద స్టాక్ ఎక్స్ఛేంజిలతో దాఖలుచేసిన త్రైమాసిక/వార్షిక ఆర్థిక ఫలితాల వివరణాత్మక ఫార్మాట్‌కు పై పేర్కొన్నవి సారాంశం. త్రైమాసికం/ వార్షిక ఆర్థిక ఫలితాల యొక్క పూర్తి వివరాలు కంపెనీ యొక్క వెబ్‌సైట్ అనగా www.steadfastcorp.in నందు అందుబాటులో ఉంటాయి.

బోర్డు ఉత్తర్వుల మేరకు
For Steadfast Corporation Limited
సం/-
కీసర వివేక్ రెడ్డి
మేనేజింగ్ డైరెక్టర్
DIN: 07907507

ప్రదేశం: హైదరాబాద్
తేది: 13-08-2024

ABHISHEK INFRAVENTURES LIMITED

CIN: L45204TG1984PLC111447
Reg. Off: 8-148/A, Gowtham Nagar, Ferozeguda, Bowenpally, Secunderabad, Hyderabad-500011, Telangana IN
Email: abhiinfraventures@gmail.com.

30-06-2024తో ముగిసిన త్రైమాసికం కొరకు ఆడిట్‌చేయని ఆర్థిక ఫలితాల యొక్క సారాంశం

(మొత్తం రూ.లక్షల్లో ఐపిఎస్ మినహా)

క్ర. సం.	వివరాలు	స్టాండ్అలోన్ ముగిసిన త్రైమాసికం 30.06.2024 (ఆడిట్‌చేయనివి)	స్టాండ్అలోన్ ముగిసిన త్రైమాసికం 30.06.2023 (ఆడిట్‌చేయనివి)	స్టాండ్అలోన్ ముగిసిన సంవత్సరం ఆడిట్‌చేసిన ఆర్థిక ఫలితాలు 31.03.2024	ముగిసిన త్రైమాసికం 31.03.2024	కన్సాలిడేటెడ్ ముగిసిన త్రైమాసికం 30.06.2024 (ఆడిట్‌చేయనివి)	కన్సాలిడేటెడ్ ముగిసిన త్రైమాసికం 30.06.2023 (ఆడిట్‌చేయనివి)	కన్సాలిడేటెడ్ ముగిసిన సంవత్సరం ఆడిట్‌చేసిన ఆర్థిక ఫలితాలు 31.03.2024	ముగిసిన త్రైమాసికం 31.03.2024
1.	ఆపరేషన్ల నుండి మొత్తం ఆదాయం	-	-	-	-	-	-	-	-
2	పూర్తి వ్యయాలు	7.46	7.14	4.22	25.20	7.98	7.20	4.72	8.09
3.	కాలవ్యవధి కొరకు నికర లాభం/(నష్టం) (పన్ను, మినహాయింపు మరియు/ లేదా అసాధారణ ఐటంలకు ముందు)	-7.46	-7.14	-4.22	-25.20	-7.98	-7.20	-4.72	-8.09
4.	పన్నుకు ముందు కాలవ్యవధి కొరకు నికర లాభం/(నష్టం) (మినహాయింపుగల మరియు/ లేదా అసాధారణ ఐటంల తరువాత)	-7.46	-7.14	-4.22	-25.20	-7.98	-7.20	-4.72	-8.09
5.	పన్ను తరువాత కాలవ్యవధి కొరకు నికర లాభం/(నష్టం) (మినహాయింపుగల మరియు/ లేదా అసాధారణ ఐటంల తరువాత)	-7.46	-7.14	-4.22	-25.20	-7.98	-7.20	-4.72	-8.09
6.	కాలవ్యవధి కొరకు పూర్తి సమగ్ర ఆదాయం (కాలవ్యవధి కొరకు కంప్రైసింగ్ లాభం/(నష్టం) (పన్ను తరువాత) మరియు ఇతర సమగ్ర ఆదాయం (పన్ను తరువాత)	-7.46	-7.14	-4.22	-25.20	-7.98	-7.20	-4.72	-8.09
7.	చెల్లించిన ఈక్విటీ వాటా మూలధనం (ముఖ విలువ రూ.10/- చొప్పున)	504.90	504.90	504.90	504.90	504.90	504.90	504.90	504.90
8.	వాటా ఒక్కింటికి రాబడి (కొనసాగుతున్న మరియు నిలిచిపోయిన ఆపరేషన్ల కొరకు) 1. బేసిక్ 2. డైల్యూటెడ్	-0.15 -0.15	-0.14 -0.14	-0.08 -0.08	-0.50 -0.50	-0.16 -0.16	-0.14 -0.14	-0.09 -0.09	-0.16 -0.16

గమనిక:

1) సెబీ (లిస్టింగ్ అండ్ అదర్ డిస్‌క్లోజర్ రిక్వైర్‌మెంట్స్) రెగ్యులేషన్స్, 2015లోని రెగ్యులేషన్ 33 క్రింద స్టాక్ ఎక్స్ఛేంజీలతో దాఖలుచేయబడిన త్రైమాసికపు ఆర్థిక ఫలితాల యొక్క వివరణాత్మక ఫార్మాట్‌కు పై పేర్కొన్నవి సారాంశం. త్రైమాసికపు ఆర్థిక ఫలితాల యొక్క పూర్తి వివరాలు స్టాక్ ఎక్స్ఛేంజ్(లు) మరియు లిస్టెడ్ ఎంటిటీపై అందుబాటులో ఉంటాయి.
2) ఐఎన్‌డి-ఏఎస్ రూల్స్/ ఏఎస్ రూల్స్‌ను అనుగుణంగా లాభనష్టాల నివేదికలో అవసరమైనచోట మినహాయింపుగల మరియు/ లేదా అసాధారణ ఐటంలు సర్దుబాటు చేయబడినవి.

For ABHISHEK INFRAVENTURES LIMITED
నాగరాజు సూకల
పూర్తికాలిక డైరెక్టర్
DIN: 09083708

ప్రదేశం: హైదరాబాద్
తేది: 12-08-2024

Dr.Reddy's

పోస్టల్ బ్యాలెట్ యొక్క ప్రకటన

సభ్యులకు ఇందుమూలంగా తెలియజేయునది ఏమనగా కంపెనీల (యాజమాన్య & పరిపాలన) రూల్స్ 2014 యొక్క (ఇకమీదట ది రూల్స్‌గా వ్యవహరించబడును) యొక్క రూల్ 20 మరియు రూల్ 22 మరియు చట్టం యొక్క ఇతర వర్తించు నిబంధనలు రూల్స్, సర్క్యులర్లు మరియు సమయానుసారం సవరించబడిన విధంగా అందులో పొందుపర్చబడిన నోటిఫికేషన్లతో చదువుకొనే కంపెనీల చట్టం 2013 యొక్క సెక్షన్ 108 చదువుకొనే సెక్షన్ 110 యొక్క నిబంధనలు, కార్పొరేట్ వ్యవహారాల మంత్రిత్వ శాఖ ('ఎంసిఎ సర్క్యులర్లు')చే జారీ చేయబడిన జనరల్ సర్క్యులర్లు నెం.లు 11/2022 తేది డిసెంబర్ 28, 2022 మరియు 9/2023 తేది సెప్టెంబర్ 25, 2023తో సహా ఇతర సంబంధిత సర్క్యులర్లుతో చదువుకొనే జనరల్ సర్క్యులర్లు నెం. 14/2020 తేది ఏప్రిల్ 8, 2020 మరియు 17/2020 తేది ఏప్రిల్ 13, 2020నకు అనుగుణంగా రూ. 5/- (అయిదు రూపాయలు మాత్రమే) ప్రతి ఈక్విటీ వాటాకు రూ. 1/- (ఒక రూపాయి మాత్రమే)గా ఈక్విటీ వాటాల యొక్క "సబ్ డివిజన్ / విభజించుటను మరియు కంపెనీ యొక్క మెమొరాండం ఆఫ్ అసోసియేషన్‌కు తదుపరి మార్పులు చేయుటను ఆమోదించుటకు సాధారణ తీర్మానం కొరకు ఎలక్ట్రానిక్ పద్ధతుల ద్వారా ('రిమోట్ ఇ-ఓటింగ్'), పోస్టల్ బ్యాలెట్ ప్రక్రియ ద్వారా వారి ఆమోదమును డా. రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ ('ది కంపెనీ') పొందగోరుచున్నది.

ఎంసిఎ సర్క్యులర్లకు అనుగుణంగా రిమోట్ ఇ-ఓటింగ్ ప్రక్రియ మరియు విధానం ఇతర విషయాలను సూచిస్తూ పోస్టల్ బ్యాలెట్ నోటీస్ ('నోటీస్') డిపాజిటరీస్ మరియు కంపెనీ / డిపాజిటరీతో నమోదు చేసుకున్న ఇ-మెయిల్ చిరునామాలు గల వారి నుండి ఆగస్టు 09, 2024 ('కటాఫ్ తేది') స్వీకరించిన నాటికి సభ్యుల రిజిస్టర్ / బెనిఫిషియల్ స్వంతదారుల జాబితాలో పేర్లు గల సభ్యులకు ఎలక్ట్రానిక్ పద్ధతుల ద్వారా మంగళవారం, ఆగస్టు 13, 2024న పంపించడమైనది. కటాఫ్ తేదీ నాటికి సభ్యులు కాని ఏ వ్యక్తి అయినా ఈ నోటీసును సమాచారం కొరకు మాత్రమే అని భావించవలెను.

ఇ-ఓటింగ్ సదుపాయమును నేషనల్ సెక్యూరిటీస్ డిపాజిటరీ లిమిటెడ్ ('ఎన్ఎస్‌డిఎల్') ది ఏజెన్సీ యొక్క సేవలను కంపెనీ వినియోగిస్తున్నది. ఇ-ఓటింగ్ కాల వ్యవధి బుధవారం ఆగస్టు 14, 2024 ఉ. గం. 9.00 (ఐఎస్‌టి) వద్ద ప్రారంభమవుతుంది మరియు గురువారం సెప్టెంబర్ 12, 2024 సా.గం.5.00 (ఐఎస్‌టి) వద్ద ముగుస్తుంది. ఆతరువాత ఓటింగ్ కొరకు ఎన్ఎస్‌డిఎల్‌చే ఇ-ఓటింగ్ మాడ్యూల్ నిలిపివేయబడుతుంది. ఇ-ఓటింగ్ కొరకు వివరణాత్మక సూచనలు నోటీస్ యొక్క భాగంగా ఇవ్వబడినవి మరియు సభ్యులు వారి ఓటు వేయుటకు ముందు శ్రద్ధగా చదువుకొనవలసినదిగా అభ్యర్థించడమైనది.

ఒకవేళ ఏవేని విచారణలు విషయంలో www.evoting.nsdl.com యొక్క "డౌన్‌లోడ్స్" సెక్షన్ వద్ద అందుబాటులో గల వాటాదారులకు ఇ-ఓటింగ్ యూజర్ మాన్యువల్ మరియు వాటాదారుల కొరకు తరుచుగా అడుగు ప్రశ్నలు (ఎఫ్ఏక్యూలు)ను సభ్యులు చూడవచ్చును లేదా టోల్ ఫ్రీ నెం. +91-22-48867000 మరియు +91-22-24997000పై ఎన్ఎస్‌డిఎల్ హెల్ప్‌డెస్క్‌కు కాల్ చేయవచ్చును లేదా evoting@nsdl.co.in వద్ద అభ్యర్థనను పంపించవచ్చును.

వివరణాత్మక నివేదికతోపాటు నోటీసును www.drreddys.com వద్ద కంపెనీ యొక్క వెబ్‌సైట్ నుండి డౌన్‌లోడ్ చేసుకొనవచ్చును. ఇది www.bseindia.com మరియు www.nseindia.com వద్ద స్టాక్ ఎక్స్ఛేంజ్‌ల యొక్క వెబ్‌సైట్‌పై మరియు అదేవిధంగా www.evoting.nsdl.com వద్ద ఎన్ఎస్‌డిఎల్ యొక్క వెబ్‌సైట్‌పై కూడా లభిస్తుంది.

పారదర్శకత మరియు సక్రమమైన పద్ధతిలో ఇ-ఓటింగ్ ప్రక్రియ ద్వారా పోస్టల్ బ్యాలెట్‌ను నిర్వహించుట కొరకు పరిశీలకులుగా శ్రీ అతుల్ మెహతా (మెంబర్ షిప్ నెం. ఎఫ్ 5782 మరియు సిఒపి నెం. 2486), ఫౌండింగ్ భాగస్వామి, లేని యెడల ఎంఎస్. అలిఫియా సపత్‌వాలా (మెంబర్ షిప్ నెం. ఎఫ్ 24091 మరియు సిఒపి నెం. 24895), భాగస్వామి మెస్సర్స్ మెహతా & మెహతా, కంపెనీ సెక్రటరీలును కంపెనీ యొక్క డైరెక్టర్ల బోర్డు నియమించినది.

పోస్టల్ బ్యాలెట్ యొక్క ఓటింగ్ ఫలితాలు సెప్టెంబర్ 14, 2024న లేదా అంతకన్నా ముందు కంపెనీచే ప్రకటించబడతాయి. ఈ ఫలితాలు కంపెనీ యొక్క నమోదిత కార్యాలయం వద్ద ప్రదర్శించబడతాయి. కంపెనీ యొక్క సెక్యూరిటీలు లిస్ట్ అవుతున్న స్టాక్ ఎక్స్ఛేంజ్‌లు మరియు ఎన్ఎస్‌డిఎల్‌కు తెలియజేయబడతాయి మరియు పరిశీలకుని యొక్క నివేదికతో పాటు కంపెనీ యొక్క వెబ్‌సైట్ www.drreddys.com పై ప్రదర్శించబడతాయి.

మెంబర్స్ ఇ-మెయిల్ చిరునామాలను ఇంకా నమోదు చేసుకొనని / అప్‌డేట్ చేసుకొనని మరియు అందువలన పైన తెల్పిన నోటీసును స్వీకరించని సభ్యులు https://drreddys.com/investor#investor-services#shareholder-information పై వారి ఇ-మెయిల్ చిరునామాలను నమోదు / అప్‌డేట్ చేసుకొనవలసినదిగా అభ్యర్థించడమైనది. లేదా వారి డిపాజిటరీ పార్టిసిపెంట్స్‌తో లేదా వారి ఫోలియో నెంబరు / డిపి ఐడి మరియు క్లైయింట్ ఐడి మరియు చెల్లుబాటు అయ్యే ఇ-మెయిల్ చిరునామాతో పాటు shares@drreddys.com వద్ద వారి అభిప్రాయమును తెలుపవచ్చును.

డా. రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ తరఫున
కె.రణధీర్ సింగ్
కంపెనీ సెక్రటరీ మరియు కంప్లయెన్స్ ఆఫీసర్ మరియు హెడ్-సిఎస్ఆర్

తేది : ఆగస్టు 13, 2024
ప్రదేశం: హైదరాబాద్

డా. రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్

నమోదిత కార్యాలయం: 8-2-337, రోడ్డు నెం.3, బంజారాహిల్స్, హైదరాబాద్-500 034
CIN:L85195TG1984PLC004507, Tel:91 40 4900 2900, Fax: 91 40 4900 2999
E-mail: shares@drreddys.com, Website: www.drreddys.com

Astra Microwave Products Limited

EXPLORE INNOVATE INVENT

Regd. office: Astra Towers, Survey No: 12(Part), Opp. CII Green Building, Hitech City, Kondapur, Hyderabad, Telangana, India -500038
Phone: +91-040-46618000, 46618001, Fax: +91-040-46618048
Email: info@astramwp.com, Website: www.astramwp.com, CIN: L29309TG1991PLC013203

జూన్ 30, 2024తో ముగిసిన త్రైమాసికం కొరకు ఆడిట్ చేయని ఆర్థిక ఫలితాల సారాంశం
ఇండియన్ అకౌంటింగ్ స్టాండర్డ్స్ (ఐఎన్‌డి ఎఎస్)కు అనుగుణంగా కలవు

(రూ.లక్షల్లో)

వివరాలు	స్టాండ్అలోన్ ముగిసిన త్రైమాసికం 30.06.2024 ఆడిట్ చేయనివి	స్టాండ్అలోన్ ముగిసిన త్రైమాసికం 31.03.2024 ఆడిట్ చేసినవి	స్టాండ్అలోన్ ముగిసిన త్రైమాసికం 30.06.2023 ఆడిట్ చేయనివి	స్టాండ్అలోన్ ముగిసిన వార్షికం 31.03.2024 ఆడిట్ చేసినవి	కన్సాలిడేటెడ్ ముగిసిన త్రైమాసికం 30.06.2024 ఆడిట్ చేయనివి	కన్సాలిడేటెడ్ ముగిసిన త్రైమాసికం 31.03.2024 ఆడిట్ చేసినవి	కన్సాలిడేటెడ్ ముగిసిన త్రైమాసికం 30.06.2023 ఆడిట్ చేయనివి	కన్సాలిడేటెడ్ ముగిసిన వార్షికం 31.03.2024 ఆడిట్ చేసినవి
1. ఆపరేషన్ల నుండి పూర్తి ఆదాయం	15394.88	35257.62	13287.68	90425.73	15517.78	35395.50	13372.89	90882.02
2. కాలవ్యవధిలో నికర లాభం/ (నష్టం) (పన్ను, మినహాయింపు గల, మరియు/లేదా అసాధారణ ఐటెంలకు ముందు)	720.55	6787.91	(570.41)	15165.17	747.32	6749.52	(803.10)	14698.66
3. పన్నుకు ముందు కాలవ్యవధిలో నికర లాభం/ (నష్టం) (మినహాయింపుగల మరియు అసాధారణ ఐటెంల తరువాత)	720.55	6787.91	(570.41)	15165.17	935.04	7127.64	(817.76)	15901.34
4. పన్ను తరువాత కాలవ్యవధిలో నికర లాభం/(నష్టం) (మినహాయింపుగల మరియు /లేదా అసాధారణ ఐటెంల తరువాత)	522.90	5039.35	(430.38)	11299.07	720.43	5440.16	(673.57)	12106.63
5. కాలవ్యవధిలో పూర్తి సమగ్ర ఆదాయం (కాలవ్యవధి కొరకు (సమీకృత లాభం/(నష్టం)(పన్ను తరువాత) మరియు ఇతర సమగ్ర ఆదాయం (పన్ను తరువాత)	502.14	4881.16	(459.98)	11216.05	699.45	5306.88	(704.11)	12056.32
6. ఈక్విటీ వాటా మూలధనం	1898.90	1898.90	1898.90	1898.90	1898.90	1898.90	1898.90	1898.90
7. ఇతర ఈక్విటీ	0.00	0.00	0.00	94919.56	0.00	0.00	0.00	94719.88
8. వాటా ఒక్కింటికి రాబడి (రూ.2/- చొప్పున)								
బేసిక్ :	0.55	5.31	(0.47)	12.00	0.76	5.73	(0.73)	12.86
డైల్యూటెడ్ :	0.55	5.31	(0.47)	12.00	0.76	5.73	(0.73)	12.86

గమనిక: సెబీ (లిస్టింగ్ & అదర్ డిస్‌క్లోజర్ రిక్వైర్‌మెంట్స్) రెగ్యులేషన్స్, 2015 యొక్క రెగ్యులేషన్ 33 క్రింద స్టాక్ ఎక్స్ఛేంజ్‌లతో దాఖలు చేసిన జూన్ 30, 2024తో ముగిసిన త్రైమాసికం కాలానికి సంబంధించిన ఆర్థిక ఫలితాలు వివరణాత్మక ఫార్మాట్ యొక్క సారాంశం పై విధంగా ఉన్నది. జూన్ 30, 2024తో ముగిసిన త్రైమాసికం కాలానికి సంబంధించిన ఆర్థిక ఫలితాలు యొక్క పూర్తి వివరాలు స్టాక్ ఎక్స్ఛేంజ్‌ల వెబ్‌సైట్‌లలో (www.bseindia.com) మరియు (www.nseindia.com) మరియు కంపెనీ వెబ్‌సైట్‌లో (www.astramwp.com) అందుబాటులో ఉన్నాయి.

కంపెనీల చట్టం, 2013లోని సెక్షన్ 133 తో పాటు అందులో జారీచేసిన సంబంధిత రూల్స్‌తో చదవదగిన మరియు ఇండియన్ అకౌంటింగ్ స్టాండర్డ్స్ (ఐఎన్‌డి ఎఎస్)కు అనుగుణంగా పైన పేర్కొన్న ఫలితాలు ఇవ్వబడ్డాయి.

బోర్డు ఆఫ్ డైరెక్టర్ల కొరకు మరియు తరఫున
సం/-
ఎస్ గురునాథ రెడ్డి
మేనేజింగ్ డైరెక్టర్
DIN No: 00003828

ప్రదేశం : హైదరాబాద్
తేది : 13-08-2024

www.astramwp.com